Worthy Wealth, Inc.

11175 Cicero Dr., Suite 100

Alpharetta, GA 30022

(678) 646-6791

October 7, 2024

VIA EDGAR

Eric McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Worthy Wealth, Inc. (the “Company”)
Amended Offering Statement on Form 1-A
Filed October 7, 2024
File No. 024-12388

Ladies and Gentlemen:

The Company respectfully requests that the aforementioned Offering Statement be qualified on Thursday, October 10, 2024 at 5:00 p.m. or as soon thereafter as possible.

Thank you.

Sincerely,

/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer

Cc: Clint J. Gage, Esq.